August 1, 2024

Runzhe Zhang
Chief Executive Officer
LZ Technology Holdings Limited
No. 59-2, Wanghai Street, Siming District,
Xiamen, Fujian Province, 361008
People   s Republic of China

       Re: LZ Technology Holdings Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed July 24, 2024
           File No. 333-276234
Dear Runzhe Zhang:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
Cover Page

1. We note your disclosure that "10,000,000 Class B Ordinary Shares will be offered for resale by the Selling Shareholder pursuant to the Resale Prospectus." Please revise to identify the selling shareholder, LZ Technology Holdings Limited, and to clarify that your
       Chairman and controlling stockholder Mr. Andong Zhang has voting and dispositive control of the shares being sold.
 August 1, 2024
Page 2
Summary Consolidated Financial Information, page 19

2. You disclose on page 10 that a warrant was issued on July 15, 2024, to purchase
       7,500,000 class B ordinary shares, of which 20% will vest on the date the shares begin trading on the Nasdaq. Please revise to reflect the impact of this warrant on a pro forma net loss and a net loss per share basis.
Capitalization, page 52

3. Please revise to include the warrant issued in July 2024 in the pro forma column and the impact of 20% vesting on the date the shares begin trading on Nasdaq. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 64

4. We note your revised disclosure in response to prior comment 3 considers anticipated debt and equity financings and capital contributions from our existing shareholders.
       Please revise to state whether your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Notes to Consolidated Financial Statements
Note 17. Other subsequent event, page F-32

5. You disclose on page 10 and elsewhere that a warrant was issued on July 15, 2024, to purchase 7,500,000 class B ordinary shares with an exercise price of $0.01. Please revise to disclose that here including the terms, how it will be accounted for, the fair value of the warrant, the amount used as the value of the underlying ordinary shares in determining the fair value, and the amount to be expensed on the date the shares begin trading on the
       Nasdaq.

       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology